Exhibit 99.1

Liberty Resources Acquisition Corp. Confirms Extended Period to Consummate Initial Business
Combination and Notification of Receipt of Delisting Determination Letter

New York, New York – December 7, 2023 – Liberty Resources Acquisition Corp. (“Liberty” or the “Company”) (Nasdaq: LIBY, LIBYW, LIBYU), a special purpose acquisition company, announced today that it caused to be deposited $150,000 into the Company’s trust account for its public stockholders, allowing the Company to extend the period of time the Company has to consummate its initial business combination by one month from December 8, 2023 to January 8, 2024 (the “Extension”).The Extension is permitted under the Company’s governing documents.

Additionally, the Company announced that it received written notice (the “Delisting Determination Letter”) from Nasdaq stating that the Company has not regained compliance with Nasdaq listing rules 5450(b)(2)(A) requiring the Company to maintain a Market Value of Listed Securities of at least $50 million, rule 5450(b)(2)(B) requiring the Company to maintain a minimum 1,100,000 publicly held shares, and rule 5450(a)(2) requiring the Company to have at least 400 total holders. The Delisting Determination Letter provides that the Company has until 4:00 p.m. Eastern Time on December 13, 2023 (the “Appeal Deadline”) to appeal the Listing Qualifications Department’s determination.

The Company intends to submit an appeal of the Listing Qualifications Department’s determination to a hearings panel (the “Nasdaq Hearings Panel”), as well as a request to stay the suspension of its common stock pending the hearing date, under the procedures set forth in the Nasdaq Listing Rule 5800 Series, no later than the Appeal Deadline. If the appeal and request for hearing is timely submitted, the suspension of the Company’s common stock will automatically be stayed from the date of the appeal request. No assurances can be provided that the Company will submit the appeal and hearing request by the Appeal Deadline. Furthermore, no assurances can be provided that the Company will obtain a favorable decision from the Nasdaq Hearings Panel, and/or that the Company will be able to regain or maintain compliance with the Nasdaq listing rules and continue the listing of its common stock on Nasdaq.

Liberty Resources Acquisition Corp.

Liberty Resources Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The Company is sponsored by Liberty Fields LLC.

Contact

Garry Richard Stein

Liberty Resources Acquisition Corp.

Phone: 1-305-809-7217